Exhibit 99.1

 May 2025  Enlight and the IRA Transition

 This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue and Income, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   References to proposed legislation in the U.S. are based on the draft bill known to the Company at this time. The proposed legislation may not be enacted, and if enacted, may include provisions that differ materially from the current proposal. The bill contains additional provisions that may affect project eligibility for tax credits and incentives. The Company's estimates are based on its current interpretation of the proposed legislation, there can be no assurance as to how courts or regulatory authorities may ultimately interpret these provisions. The Company may not succeed in developing profitable projects. The completion of renewable energy projects is subject to numerous risks and uncertainties, which may delay or prevent certain projects from reaching construction and/or operating stages as planned or under acceptable terms. Furthermore, the Company may, for various reasons, choose not to commence construction by the timelines indicated in the presentation and/or may at any time discontinue the development or construction of a project currently in its portfolio.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: The ultimate results of legislation in the US and the interpretation thereof, our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs and our ability to mitigate their impacts, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.  Legal disclaimer

 The U.S. Congress is reviewing the renewable energy tax credits policy under the IRA, and the House of Representatives has passed a bill which is now advancing to the Senate for debate1  The new policy reflects a growth potential for Enlight by the end of 2028, that is even higher than previously outlined:  The Company has a potential of 6.5-8 FGW in the U.S., that may be eligible for full tax credits according to the new policy, by reaching Safe Harbor2 and achieving COD by the end of 2028  This potential is expected to drive Enlight’s global annual revenues and income run rate3 from $500 million in 2025 to $1.9-2.2 billion by the end of 2028   The Company believes long-term trends of declining equipment costs and rising power prices in the U.S. will enable the development of a self-sufficient renewable energy market independent of tax credits by 2029, similar to Europe and the MENA region  Enlight continues to develop a large pipeline of U.S. projects for 2029 and beyond, expecting that market dynamics will sustain continued growth and maintain comparable project returns  1The bill may not be enacted into law, or if enacted, may include provisions that differ materially from the current proposal. The bill contains additional provisions that may affect the projects’ eligibility for tax credits and incentives. 2 Beginning of construction, according to the current definition, being no later than 60 days after legislation and COD of project no later than the end of 2028; 3Total projected company revenue, including revenue from the sale of electricity and income from tax benefits.  Enlight is well prepared for the IRA transition

 1Expected Adjusted EBITDA margin of approximately 70%-80% for the years shown; 2FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; 3The expected growth in 2028 encompasses the Company’s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time; 4 For details on the company’s assumptions, see Appendix  Annual recurring revenues & income run rate roadmap1,3,4   $bn  Global operating capacity roadmap2,3,4  FGW  41%  CAGR   42%  CAGR   Proposed tax credit policy enables significant growth in the coming years  The new policy provides tax credit eligibility for 2028 capacity

Robust U.S. growth in 2029 and beyond

- The Company continues to develop a 15 FGW[1] pipeline of U.S. projects for 2029 and beyond, and believes that the new criteria will drive growth while maintaining comparable project return profiles
- The Company has flexibility in securing PPAs and procurement contracts for 2029 CODs and onwards, enabling it to readily adapt to future market conditions
- Renewables represent 95% of the U.S. grid interconnect queue till 2030[2], making them the most available solution for growing electricity demand
- The levelized cost of renewable energy in the U.S. is lower than any of the alternatives, with or without tax incentives[3]
- Rising electricity prices reflect strong and growing power demand across U.S. markets[4]
- Enlight believes these trends enable the transition to a renewable energy market without of tax credits starting in 2029

Attractive renewables production costs in the U.S.


LCOE - Levelized Cost of Electricity 5
$ / MWh
Energy LCOE in the US Southwest6
159
188
66
45
Coal
Gas Peaker
Gas Combined Cycle
Solar + Storage
Regional solar and storage LCOE7
Enlight's main market in the U.S
62
62
47
45
PJM
CAISO
ERCOT
WECC

Solar energy and storage offer the cheapest solution

[1]FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company's current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; [2]Department of Energy and Lawrence Berkeley National Lab; [3]Lazard's Levelized Cost of Storage Analysis—Version 9.0; [4]LeveltenEnergy Q1 2025 PPA Price Index NA; [5]Source: Wood Mackinze, April 2025; [6]Arizona; [7]by selected representative states: PJM - Virginia , CAISO - California, ERCOT - Texas, WECC – Arizona

5

1McKinsey, Bloomberg BNEF; 2 LEVELTEN Energy Q1 2025 PPA Price Index NA  Dramatic demand growth for power in the US1   Forecast annual growth in U.S. electricity demand over the next decade jumped to 0.9% in 2023, with the potential to grow to 1.5%  Data centers, EVs, and reindustrialization are important sources of demand growth  Growth in data centers drive increased electricity demand  PPA pricing in the U.S.2  A shortage of projects leads to rising prices  Solar   +84%Q1 21- Q1 25  U.S. demand for electricity drives PPA pricing higher

 Appendix

 According to the House bill currently in legislative process, renewable energy projects will be eligible for tax credits provided they meet both the following criteria:   Safe Harbor secured no later than 60 days after enactment   Commercial operation achieved no later than the end of 2028   The roadmap outlined in this presentation assumes the legislation will be enacted into law within 90 days without changes to the above criteria  Accordingly, the Company assumes that the deadline for meeting Safe Harbor requirements is within 150 days  Enlight anticipates its U.S. projects will achieve Safe Harbor according to the current language of the law and the new requirements within the following timeframe:  4.9 FGW is estimated to have met requirements  1.1 FGW is estimated to meet requirements in the coming weeks   0.5-2.0 FGW is estimated to meet requirements within the eligibility timeframe as assumed above  Expansion plan assumptions